Mail Stop 6010

	January 6, 2006


Bruce Hahn
Chief Executive Officer
American Telecom Services, Inc.
2466 Peck Road
City of Industry, California 90601

Re:	American Telecom Services, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
	Filed December 20, 2005
	File No. 333-129361

Dear Mr. Hahn:

      We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. Briefly describe the resale offering you are concurrently registering, and quantify the number of securities you are registering for resale on behalf of selling shareholders.
2. Please confirm that you will be approved for listing on Nasdaq prior to requesting acceleration of this registration statement.


Prospectus Summary, page 1
3. Please update the third paragraph to include actual revenues recognized through the December 31, 2005, quarter, as well as estimated expenses incurred through that period. Quantify the percentage of sales attributable to each of (1) your VoIP phones and
(2) your prepaid long distance phones.

4. We note your response to comment 3. Please clarify your disclosure regarding the terms of the private placements by disclosing all of the material terms of the notes and private warrants in one section of your prospectus. We note, for example, that the disclosure on pages 3 and 47 does not indicate the consideration paid for the warrants. Also disclose the number of shares of common stock that will be issued upon conversion.
5. We note your response to comment 6 and may have additional comments.

6. We note your response to prior comments 7 and 23. Revise your disclosure to identify those retailers from whom you have received approved vendor status who are also current customers. Also revise your disclosure to clarify that achieving approved vendor status does not create an obligation on the part of the retailer to purchase your products.

Risk Factors, page 7

7. We reissue prior comment 12. Please revise the caption to the first risk factor to specifically reference your auditor`s going concern opinion.

8. We note your response to prior comments 14 and 36. Please revise the risk factor to disclose the minimum IDT commitment levels and that you have not met those levels. Also discuss the status of your negotiations and the related risks. Provide similar disclosure in the "Business" section.

Future sales of our common stock ..., page 13
9. Expand the risk factor to also discuss the concurrent offering being registered for resales by your selling shareholder.

California residents seeking to purchase securities . . ., page 15

10. Please revise to disclose the relevant exemptions referenced in the last sentence of this risk factor.


Results of Operations, page 23

11. Since you completed your first quarter in which you recognized revenues, please discuss the amount of revenues you recognized in product sales and service fees, quantifying each, as well as the estimated related expenses incurred.

Business, page 28

General, page 28

12. We note your response to prior comment 33. While we continue to review your confidential treatment requests, we note that it is unclear why the percentage of monthly service revenues to which you will be entitled pursuant to your agreements with IDT and SunRocket are not material to investors. We, therefore, reissue our prior comment. Please explain for us what percentage of total revenues you anticipate you will derive from these monthly service revenues.

International regulatory environment, page 36

13. We note your response to prior comment 40. Please clarify your disclosure to state, if true, that you do not have any current plans to sell your products and services outside the United States.

Competition, page 36

14. We reissue prior comment 42 with respect to your prepaid long distance competitors.

Certain Transactions, page 42

15. We note your response to prior comment 44.  Based on your revised
disclosure, it appears that The Future, LLC paid $1.92 for what was
then 20% of your outstanding common stock. Please tell us your reason for selling these shares to The Future, LLC, including whether any additional consideration was paid or promised in exchange for the
shares.  Revise your disclosure as appropriate.
16. Expand the disclosure at the bottom of page 43 and top of page
44
regarding your agreements with Mr. Feuerstein to state all amounts paid to him during 2005.

17. We note the additional disclosure in the last sentence. Is this the entity you refer to in the first paragraph? Is it still beneficial owner of the shares? We do not see it identified in the table on page 45.

Financial Statements, page F-1

Convertible Note, page F- 15

18. We note that you state that the conversion feature on your convertible notes can only be settled in shares of your common stock in one part of your response to comment 61, but on the next page, you state "we may satisfy the entire obligation in either stock or cash
(at our option) equivalent to the conversion value." Please clarify in your filing the actual conversion terms.

Exhibit 5.1

19. Please revise the legality opinion to also state that the representative`s purchase option and the warrants constitute legal, binding obligations under applicable law.

*     *     *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact at Praveen Kartholy at (202) 551-3778 or Lynn
Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Donald
C. Hunt at (202) 551-3647 or me at (202) 551-3800 with any other questions.

      Sincerely,



Peggy Fisher
Assistant Director


cc (via fax):  	Ira Roxland, Esq., Sonnenschein Nath &
Rosenthal
LLP
??

??

??

??

Bruce Hahn
American Telecom Services, Inc.
January 6, 2006
Page 1